SLC Student Loan Trust - I
Statement to Note Holders
As of and for the period ended: 5/31/03

Pursuant to Section 11.04 of the Trust Indenture, the following is provided to the trustee by the issuer. The information shown below has not been independently verified, however is believed to be accurate to the best of the issuer's knowledge.

(a) The amount of payments with respect to each Class paid with respect to principal during May 2003;

Class	Principal Paid
A-1	$0.00
A-2	$0.00
A-3	$0.00
A-4	$0.00
A-5	$0.00
A-6	$0.00
A-7	$0.00
B-1	$0.00
B-2	$0.00

(b) The amount of payments with respect to each Class paid with respect to interest during May 2003;

Class	Interest Paid
A-1	$57,078.27
A-2	$57,078.27
A-3	$113,730.75
A-4	$60,457.81
A-5	$132,137.70
A-6	$64,539.66
A-7	$65,559.12
B-1	$16,604.20
B-2	$10,580.36

(c) The amount of payments allocable to any Noteholders' Auction Rate Interest Carryover (for each Class of Auction Rate Notes only), together with any remaining outstanding amount of each thereof;

	Interest Carryover
Auction Rate Notes	$0.00

(d) The principal balance of Financed Eligible Loans as of May 31, 2003;

Principal Balance of Financed Eligible Loans	$430,511,507.34

(e) The aggregate outstanding amount of the Notes of each Class as of May 31, 2003, after giving effect to payments allocated to principal reported under clause (a) above;

Class	Principal Outstanding
A-1	$56,025,000.00
A-2	$56,025,000.00
A-3	$56,025,000.00
A-4	$60,725,000.00
A-5	$65,350,000.00
A-6	$65,350,000.00
A-7	$65,350,000.00
B-1	$15,250,000.00
B-2	$10,150,000.00

(f) The **Interest rate for the applicable Class of Notes** with respect to each payment referred to in clause (b) above, indicating whether such interest rate is calculated based on the Net Loan Rate or based on the applicable Auction rate (for each Class of the Auction Rate Notes only) as of May 31, 2003;

Class	Calculation Method (Actual Method in Bold)	
	Net Loan Rate	Auction Rate
A-1	N/A	**1.3100%**
A-2	N/A	**1.3100%**
A-3	N/A	**1.3100%**
A-4	N/A	**1.3000%**
A-5	N/A	**1.3100%**
A-6	N/A	**1.2900%**
A-7	N/A	**1.3300%**
B-1	N/A	**1.4000%**
B-2	N/A	**1.3100%**

(g) The amount of the Servicing Fees paid by the Trust during May 2003;

Servicing Fees	$43,654.68

(h) The amount of the Administration Fee, Broker/Dealer Fee, Auction Agent Fee and Trustee Fee, paid by the Trust during May 2003;

Administration Fee	$1,314.90
Broker/Dealer Fee	$111,149.29
Auction Agent Fee	$0.00
Trustee Fee	$0.00

(i) The amount of Net Losses, if any, during May 2003 and any recoveries of principal and interest received during May 2003 relating to Financed Student Loans for which Net Losses were previously allocated;

Net Losses	$2,353.65
Recoveries	$0.00

(j) The amount of the payment attributable to amounts in the Reserve Fund, the amount of any other withdrawals from the Reserve Fund during May 2003 and the balance of the Reserve Fund as of May 31, 2003;

	Payment	**Withdrawals**	**Balance**
Reserve Fund	$31,149.73	$0.00	$7,749,624.09

(k) The portion, if any, of the payments attributable to amounts on deposit in the Loan Fund;

The portion of payments attributable to the Loan Fund	$0.00

(l) The aggregate amount, if any, paid by the Trustee to acquire Eligible Loans from amounts on deposit in the Loan Account with respect to each Series of the Student Loan Fund during May 2003;

	Principal	**Interest**	**Premium**
Loan Acquisitions	$0.00	$0.00	$0.00

(m) The amount remaining in the Loan Account with respect to each Series of the Student Loan fund that has not been used to acquire Eligible Loans and is being transferred to the Note Redemption Fund;

Transfers from Loan Fund to Redemption Fund	$0.00

(n) The aggregate amount, if any, paid for Financed Student Loans purchased from the Trust during May 2003;

Loans sold from the Trust (principal, interest, and premium)	$0.00

(o) The number and principal amount of financed Student Loans, as of May 31, 2003 , that are (i) 31 to 60 days delinquent, (ii) 61-90 days delinquent, (iii) 91 to 120 days delinquent, (iv) more than 120 days delinquent and (v) for which claims have beeen filed with the appropriate Guaranty Agency and which are awaiting payment;

Delinquencies	**Number of Loans**	**Principal Outstanding**	**% of Total Principal Outstanding**
31 – 60 days	316	$5,844,499.14	1.4%
61 – 90 days	142	$2,682,954.37	0.6%
91 – 120 days	122	$2,195,294.80	0.5%
121 – 150 days	102	$1,837,420.30	0.4%
151 – 180 days	58	$1,132,672.60	0.3%
181 – 210 days	75	$1,182,291.54	0.3%
211 – 240 days	59	$946,419.77	0.2%
241 - 270 days	0	$0.00	0.0%
Claims Pending	74	$1,609,800.42	0.4%
Claims Filed	23	$213,224.82	0.0%

(p) The total Value of the Trust Estate and the outstanding principal amount of the Notes as of May 31, 2003.

Assets	
Cash & Cash Equivalents	$18,044,684.47
Student Loan Receivables	$430,511,507.34
Reserves	$7,749,624.09
Other Loan Receivables	$3,939,402.77
Total Assets	$460,245,218.67

Liabilities	
Class A-1	$56,025,000.00
Class A-2	$56,025,000.00
Class A-3	$56,025,000.00
Class A-4	$60,725,000.00
Class A-5	$65,350,000.00
Class A-6	$65,350,000.00
Class A-7	$65,350,000.00
Class B-1	$15,250,000.00
Class B-2	$10,150,000.00
Accrued Liabilities	$670,055.85
Total Liabilities	$450,920,055.85

Parity Ratio (Notes Only)	102.22%
Parity Ratio (All Liabilities)	102.07%
Parity Ratio (Senior Liabilities)	108.33%

(q) The number and percentage by dollar amount of (i) rejected federal reimbursement claims for Financed Student Loans, (ii) Financed Student Loans in forbearance and (iii) Financed Student Loans in deferment as of May 31, 2003.

Delinquencies	Number of Loans	Principal Outstanding	% of Total Principal Outstanding
Rejected Claims	0	$0.00	0.0%
Loans in Forbearance	1,472	$32,673,107.16	7.6%
Loans in Deferment	2,384	$48,006,474.00	11.2%

A copy of the statements referred to above may be obtained by any Note Holder by a written request to the Trustee, addressed to its Corporate Trust Office.